April 21, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ASAT Holdings Limited
Withdrawal of Registration Statement on Form F-3
File No. 333-149461

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), ASAT Holdings Limited (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form F-3 (File No.333-149461) as filed on February 29, 2008 and all exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to the mutual agreement reached among the Registrant and certain of its shareholders, to which the Registration Statement related.

The Registrant hereby confirms that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

If you have any questions or comments regarding this request for withdrawal, please contact the undersigned at 852-2439-8836, Kevin Kong at 852-2439-2236 or Paul Boltz of the Registrant’s outside legal counsel, Morrison & Foerster, at 852-2585-0856.

Best regards,

/s/ Kei Hong Chua
Kei Hong Chua

Chief Financial Officer

cc:	Paul Boltz — Morrison & Foerster